Exhibit 6.30

TELEVISION SERIES CONSULTING AGREEMENT

This CONSULTING AGREEMENT (this "Agreement") is made as of the 1st day of March, 2017, by and between Multi-Media Productions Inc. Inc., a Florida corporation ("MMP"), and Encore Endeavor 1 LLC (“Consultant”).

RECITALS

A. MMP produces the award winning television series Worldwide Business with kathy ireland® and Modern Living with kathy ireland® (collectively, the "Series"). While the specific subject matter and focus of each episode of the Series and each Series will include B2B and B2C, the specific names of the Series may change from time to time, at MMP’s option. MMP intends that the Series may include topics such as energy, transportation, manufacturing, environment, computers, and real estate for the B2B Series; and family, parenting, travel, leisure, beauty, fashion, career and finance for the B2C Series.

B. Shows will include interviews, on-location packages, monologues, introductions, news desk presentations and narration. Each thirty-minute episode of the Series will be underwritten by multiple sponsors whose technology, products, business strategies and or services will be featured in specific episodes

C. MMP desires to engage Consultant to provide creative and content input and feedback on the Series as described above.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, warranties, terms and conditions set forth in this Agreement, the parties hereby agree as follows:

1.
Term of Agreement: The term of this Agreement will commence upon the signing of this Agreement and continue until the end of the Production Month (as defined below) which includes March 1, 2018. For purposes hereof, a “Production Month” shall be designated by MMP, in its discretion, and shall effectively mirror MMP’s monthly production schedule of the Series, which may not be based on a calendar month.

2.
Consultant Compensation: Consultant will receive Fifty Thousand Dollars ($50,000) per Production Month, for a minimum of four Production Months. Wiring instructions for payment of compensation as described above shall be set forth on Exhibit A, attached hereto. In the event MMP determines to not use Consultant in a Production Month during the term, MMP agrees to provide notice to Consultant of its intention at least 10 days prior to the commencement of such Production Month.

3.
Confidentiality: Except as otherwise required by law, (a) neither MMP or Consultant shall divulge or make know to any person, firm or corporation any of the financial terms of this Agreement without the prior written consent of the other party and (b) Consultant shall not divulge or make known to any person, firm or corporation any matters of a confidential nature pertaining to MMP’s business without the prior written consent of MMP.

This Agreement has been duly executed as of the date first above written.

MMP (USA) Inc.

/s/ Thomas W. Clynes
Thomas W. Clynes, CEO
Executive Producer of Worldwide Business with kathy ireland® and Modern Living with kathy ireland®

Encore Endeavor 1 LLC

/s/ Nic Mendoza
Nic Mendoza, Executive Vice President, Managing Director

EXHIBIT A

WIRING INSTRUCTIONS

Comerica Bank
2000 Avenue of the Stars. Suite 210
Los Angeles, CA 9006 7
Account name: EE1
Domestic Wire - ________________
Account #: _____________________